DaimlerChrysler Financial Services Americas LLC
                              27777 Inkster Road
                       Farmington Hills, Michigan 48334


                               November 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

            Re: DaimlerChrysler Financial Services Americas LLC Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-138140)

Ladies and Gentlemen:

      In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant with respect to the above-referenced Registration Statement, as amended by Amendment No. 1 thereto, hereby requests that the Registration Statement be declared effective by 4:00 p.m. on November 15, 2006, or as soon as possible thereafter.

      The Registrant acknowledges and represents that the respective asset pool for each takedown off of the above-referenced Registration Statement will not include any pool assets that are delinquent (within the meaning of Item 1101(d) of Regulation AB) as of the applicable cut-off date.

      The Registrant acknowledges and represents to the Securities and Exchange Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant further represents that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                DaimlerChrysler Financial Services Americas LLC


                                By: /s/ Byron C. Babbish
                                    -----------------------------------------
                                    Name: Byron C. Babbish